

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Gerald Kozel
Chief Accounting Officer
MultiPlan Corp
115 Fifth Avenue
New York, NY 10003

     Re: MultiPlan Corp
         Form 10-K for Fiscal Year Ended December 31, 2021
         File No. 001-39228

Dear Mr. Kozel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services